VIA FACSIMILE & U.S. MAIL

September 19, 2005

Mr. Donald L. Blankenship
Chairman, President & Chief Executive Officer
Massey Energy Co.
4 North 4th Street
Richmond, VA  23219

Dear Mr. Blankenship:

We are writing to inform you that certain entities managed by Third Point LLC ("Third Point") have acquired a 5.9% interest in Massey Energy Co. (the "Company" or "Massey"), bringing our holdings to 4,535,000 of the outstanding shares.

We agree with the view that other shareholders have expressed, both on your second quarter earnings conference call dated July 29, 2005, and in a more formal SEC 13(d) filing dated September 16, 2005, that the Board should immediately implement a share repurchase program.

With all due respect, it appears that the market has imputed a "Blankenship discount" to the Company's valuation based on the lower performance and discount at which the company trades to its peers. Such a discount may be attributable to the Company's many operating glitches, disappointments in earnings and recent failure to hedge its diesel costs. (According to research analyst John Hill of Citigroup, the 55 million gallons of diesel fuel you consume annually have risen in price from $1.35 per gallon to $2.33 per gallon. Such an increase represents $50 million in foregone cash flow.)

Accordingly we demand that any free cash flow be returned to shareholders via a share repurchase.

Our own conversations with investment bankers suggest that the capital markets environment would be supportive of increased leverage on your balance sheet. Consensus estimates put your 2006 EBITDA at $750 million, although our estimates put cash flow more in the $800 million to $900 million range based on current market pricing for central Appalachian steam and metallurgical coal. (This assumes no major operating snafus as you have sometimes experienced in the past.) Given a 2006 preliminary budget of $300 million to $350 million for both maintenance and growth initiatives, there is plenty of cash flow left over to repurchase shares while they trade at a steep discount to your peers. In addition, there is plenty of balance sheet capacity to increase leverage and use these proceeds to further enhance a share repurchase program or Dutch tender.

Your shareholders have spoken. Based on these extensive communications from your largest shareholders in the public forum, it is now time for action and as such we look forward to hearing what specific steps management and the Board have taken with respect to its retention of the appropriate advisors to evaluate structural alternatives and render a decision regarding a financial transaction. Should you and the Board remain like deer frozen in the headlights, I am certain that, with the constitution of the Company's shareholder base, we could rally support for new leadership to manage the company and its capital structure more effectively.



Very truly yours,


/s/ Daniel S. Loeb
Daniel S. Loeb
Chief Executive Officer